Exhibit 99.3

CONSULTING AGREEMENT

This Consulting Agreement (this “Agreement”), dated as of February 28, 2022, is made by and between Engaged Capital Flagship Master Fund, LP, a Cayman Islands exempted limited partnership (“Engaged Capital”), and Matthew O’Grady (“Consultant”).

WHEREAS, Engaged Capital desires to retain Consultant to perform certain consulting, advisory and other services more specifically described below for Engaged Capital, and Consultant desires to perform such services for Engaged Capital upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Section. 1.           Retention of Consultant. Engaged Capital hereby retains Consultant as an advisor and consultant to Engaged Capital and Consultant hereby accepts such retention by Engaged Capital, upon the terms and subject to the conditions of this Agreement.

Section. 2.           Services. During the Term (as hereinafter defined), Consultant shall provide to Engaged Capital general advisory and professional consulting services (the “Services”), including, but not limited to, with respect to the global media, advertising and data industries, and in connection with Engaged Capital’s potential nomination of individuals for election to the Board of Directors of Quotient Technology Inc., a Delaware corporation (the “Company”), at the Company’s 2022 annual meeting of stockholders (the “Annual Meeting”). The duties required of Consultant will be consistent in level with a person of Consultant’s background and experience. During the Term, Consultant will report directly to Glenn W. Welling.

Section. 3.           Fees. For performance of the Services, Engaged Capital shall pay Consultant:

(a)          a consulting fee of $25,000 (the “Initial Fee”), payable no later than ten (10) days after the date hereof;

(b)         a supplemental fee of $25,000 upon Engaged Capital filing a preliminary proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of Consultant’s election as a director of the Company at the Annual Meeting (the “Supplemental Fee” and together with the Initial Fee, the “Standard Fees”), payable no later than ten (10) days after the filing of any such definitive proxy statement; and

(c)         a contingent fee, in the event (i) Engaged Capital submits a letter to the Company nominating Consultant for election as a director of the Company at the Annual Meeting and (ii) subsequently there is either (x) approval of a sale of the Company by the Company’s stockholders prior to the conclusion of the Annual Meeting, (y) a withdrawal of Engaged Capital’s nomination of Consultant for election as a director at the Annual Meeting following the Company’s entry into a definitive agreement providing for a sale of the Company or (z) a settlement or similar agreement is reached between Engaged Capital and the Company in connection with the Annual Meeting that does not result in Consultant’s appointment to the Board and the Company enters into a definitive agreement providing for a sale of the Company within six (6) months of the Annual Meeting, and, in each case of clause (x), (y) and (z), such sale closes within thirty (30) months of the date of this Agreement, equal to 1% (or 0.5% if triggered by clause (z)) of the aggregate realized profit earned by Engaged Capital in respect of its investment in the Company, net of all reasonable and actual third party out-of-pocket expenses incurred, including, but not limited to, the Standard Fees, attorney fees and costs, proxy solicitor fees, public relations firm fees as well as printing costs and other necessary expenses incurred by Engaged Capital or Engaged Capital, LLC (the “Investment Adviser”), Engaged Capital’s general partner and investment adviser, relating to such investment (including reserves for such expenses), subject, in all respects, to the same claw-backs, if any, that Engaged Capital and the Investment Adviser are subject to (the “Contingent Fee” and together with the Standard Fees, the “Fees”), payable no later than thirty (30) days following Engaged Capital’s exit from its investment in the Company; provided, however, that notwithstanding the foregoing, the parties agree that any such Contingent Fee would be no less than $200,000 and no more than $750,000 (or no less than $100,000 and no more than $325,000 if triggered by clause (z)). The parties acknowledge that Engaged Capital would not roll any of the shares of common stock of the Company that it owns into a transaction involving a sale of the Company.

Section. 4.           Nature and Relationship.

(a)          Consultant undertakes and shall be responsible to perform the Services as specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement or be enforceable against Consultant. Consultant shall perform the Services diligently and in a professional and workmanlike manner to meet the results and accomplish the tasks reasonably requested by Engaged Capital. Consultant agrees to devote the amount of time in performance of the Services as may reasonably be agreed between Consultant and Engaged Capital. Consultant may have other business activities and perform services for other entities, provided that they do not materially interfere with the Services; provided, further, Consultant may not perform any services for, or enter into any agreement with, the Company during the Term without the express written consent of Engaged Capital.

(b)          Each of Engaged Capital and Consultant acknowledges (i) that Consultant is not acting as an agent of Engaged Capital or in a fiduciary capacity with respect to Engaged Capital and that Consultant is not assuming any duties or obligations to Engaged Capital other than those expressly set forth in this Agreement and (ii) that Engaged Capital is not assuming any duties or obligations to Consultant other than those expressly set forth in this Agreement and that certain indemnification letter agreement between the parties (the “Indemnification Agreement”). Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency. Consultant shall perform all Services under this Agreement as an independent contractor, and nothing contained in this Agreement shall be deemed to create any association, partnership, joint venture, or relationship of principal and agent or master and servant between the parties to this Agreement or any affiliates or subsidiaries thereof.

(c)          Consultant shall not have the power to bind Engaged Capital to any obligation to a third party.

(d)          Consultant shall not have any authority nor responsibility for the management of Engaged Capital, and shall be responsible only for such tasks as are specifically and reasonably assigned to Consultant.

Section. 5.           Business Expenses. Engaged Capital shall reimburse Consultant for all reasonable and necessary, documented out-of-pocket expenses incurred by Consultant directly related to Consultant’s performance of the Services; provided, however, that any such expenses which exceed $500 individually or in the aggregate must be approved in advance by Engaged Capital. Engaged Capital shall further reimburse Consultant for his reasonable legal expenses incurred in connection with the review and execution of this Agreement and any other documents in connection with Consultant’s potential nomination by Engaged Capital for election as a director of the Company at the Annual Meeting; provided, however, that any such reimbursement shall not exceed $2,000 in the aggregate.

Section. 6.           Taxes. Consultant shall duly and timely comply with all applicable laws relating to the collection or withholding and reporting and remittance of any and all federal, state or local taxes, charges or fees (the “Taxes”) resulting from the receipt of the Fees hereunder and any other benefits provided to him by Engaged Capital. Engaged Capital shall not withhold Taxes on behalf of Consultant.

Section. 7.           Term and Termination.

(a)          Term and Termination. The term of this Agreement (the “Term”) shall commence on the date hereof and shall expire on the earlier to occur of (i) the date of the certification of the results of the Annual Meeting and (ii) December 31, 2022; provided that, following the payment of the Fees and any reimbursement that Consultant is entitled to pursuant to Section 5, Engaged Capital may terminate this Agreement immediately upon written notice to Consultant.

(b)          Survival. Sections 5 and 7 through 19 hereof shall survive the expiration or termination of this Agreement. Section 3(c) shall also survive the expiration or termination of this Agreement unless Consultant has materially breached this Agreement prior to such expiration or termination. No termination of this Agreement shall relieve any party from liability for any breach of this Agreement prior to such termination.

Section. 8.           Non-Disclosure; Non-Use.

(a)          Consultant acknowledges and agrees to hold in strict confidence and not use or disclose to third parties any and all information Consultant receives from or on behalf of Engaged Capital or any of its agents or representatives during the Term or information developed by Consultant during the Term based upon such information (collectively, “Confidential Information”), except for (i) information which was public at the time of disclosure or becomes part of the public domain without disclosure by Consultant, (ii) information which Consultant learns from a third party (other than Engaged Capital or its agents or representatives) which does not have a legal, contractual or fiduciary obligation of confidentiality to Engaged Capital or its agents or representatives, (iii) information which is required to be disclosed by applicable law or (iv) information which Consultant is reasonably required to disclose to prosecute any action between Consultant and Engaged Capital or Consultant and the Company or its affiliates; provided, that in the event of any required disclosure pursuant to clause (iii), Consultant hereby agrees to notify, to the extent legally permitted, Engaged Capital promptly so that Engaged Capital may seek, solely at its own expense, a protective order or other appropriate remedy or, in Engaged Capital’s sole discretion, waive compliance with the terms of this Section 8; provided, further, that in the event that no such protective order or other remedy is obtained, or that Engaged Capital waives compliance with the terms of this Section 8, Consultant further agrees to furnish only that portion of the Confidential Information which Consultant is advised by counsel is legally required and, to the extent legally permitted, will cooperate with Engaged Capital’s efforts to obtain assurance that confidential treatment will be accorded to the Confidential Information.

(b)          Consultant agrees that he will use all Confidential Information solely for the purpose of fulfilling his obligations and responsibilities hereunder, and will not use any such Confidential Information for any other purpose whatsoever. Following the expiration or termination of this Agreement, Consultant shall not use, directly or indirectly, any Confidential Information.

(c)          To the extent Consultant receives any confidential information or trade secrets of any third party which is provided to Engaged Capital on the condition that Engaged Capital shall treat such information confidentially, then Consultant shall safeguard such confidential information and trade secrets in a manner consistent with Engaged Capital’s obligations to such third party, but in any event shall safeguard the confidentiality of such information in a manner no less favorable than he is obligated to do in order to protect Engaged Capital’s Confidential Information.

(d)          All Confidential Information provided to Consultant by or on behalf of Engaged Capital, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by Consultant containing such Confidential Information, shall be and remain the property of Engaged Capital and, upon the request of a representative of Engaged Capital, all such Confidential Information shall be returned or, at Engaged Capital’s option, destroyed by Consultant, with such destruction confirmed by Consultant to Engaged Capital in writing.

Section. 9.           Representations and Warranties of the Parties.

(a)          Enforceability. Each party hereby represents and warrants to the other party that this Agreement constitutes a legal, valid and binding obligation of such party enforceable against such party in accordance with its terms.

(b)          Capacity. Engaged Capital represents and warrants to Consultant that it is an entity duly organized and validly existing under the laws of its jurisdiction of formation, and has all requisite power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to carry out the transactions contemplated hereby. Consultant represents and warrants to Engaged Capital that he has the legal capacity to execute and deliver this Agreement, to perform his obligations hereunder and to carry out the transactions contemplated hereby.

(c)          No Conflict. Each party hereby represents and warrants to the other party that the execution, delivery and performance of this Agreement by such party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such party, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which such party is a party or by which it is bound. For the avoidance of doubt, Consultant further represents and warrants to Engaged Capital that Consultant is not subject to any non-competition or non-solicitation obligations or any other restrictive covenants, or any other agreement, arrangement or understanding the effect of which would limit or interfere with Consultant providing the Services to Engaged Capital or becoming the interim chief executive officer or chief executive officer of the Company, or otherwise result in amounts payable by Consultant to a third party or a setoff or amounts not paid by a third party to Consultant.

Section. 10.       Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email) and shall be given to such party,

if to Engaged Capital, to:

Engaged Capital Flagship Master Fund, LP

c/o Engaged Capital, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

Attn: Glenn W. Welling

Email: glenn@engagedcapital.com

with a copy to (which copy shall not constitute notice hereunder):

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attn: Ryan Nebel

Email: rnebel@olshanlaw.com

if to Consultant, to:

Matthew O’Grady

PO Box 3004

Sag Harbor, New York 11937

email: 12thstreetmatt@gmail.com

or such other mailing address or email address as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 10. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 10.

Section. 11.       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

Section. 12.       Waiver of Breach. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

Section. 13.       Entire Agreement; Amendments. This Agreement and the Indemnification Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements or understandings between the parties with respect thereto. This Agreement may be amended only by an agreement in writing signed by the parties.

Section. 14.       Assignment. This Agreement is personal in its nature and Consultant shall not assign or transfer this Agreement or any rights or obligations hereunder. Engaged Capital may assign this Agreement to any affiliate of Engaged Capital, without the consent of Consultant, provided that Engaged Capital shall guarantee any payments due hereunder. This Agreement is binding upon, inures to the benefit of and is enforceable by the parties and their respective successors and permitted assigns.

Section. 15.       Headings. The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine or the neuter gender shall include the masculine, the feminine and the neuter.

Section. 16.       Counterparts. This Agreement may be executed in counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

Section. 17.       Severability. It is the intention of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under applicable law. Accordingly, if any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section. 18.       Jurisdiction, Remedies Etc.

(a)          Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or if such court lacks jurisdiction, the Supreme Court of the State of New York in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto hereby irrevocably and unconditionally agrees that jurisdiction and venue in such courts would be proper, and hereby waive any objection that such courts are an improper or inconvenient forum. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related agreement in any such courts. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(b)          EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY RELATED AGREEMENT.

Section. 19.       Mutual Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

*          *          *          *          *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

By:	Engaged Capital, LLC
General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

/s/ Matthew O’Grady
MATTHEW O’GRADY